                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934
                  For the fiscal year ended September 30, 2002

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

               For the transition period from _______ to _________

                  Commission file numbers 1-2116 and 333-32530

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            (Full title of the Plan)

                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                            Page No.
                                                                            --------
Item 1. Independent Auditors' Report                                           4

Item 2. Statements of Net Assets Available for Benefits                        5
         September 30, 2002 and 2001

Item 3. Statements of Changes in Net Assets Available for Benefits             6
         Years ended September 30, 2002 and 2001

Notes to Financial Statements                                                 7-16

Schedule H, line 4i - Schedule of Assets (Held at End of Year)                 17

Exhibits
         Consent of Independent Auditors                                       18

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                        RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                        OF ARMSTRONG WORLD INDUSTRIES, INC.


March 24, 2003          By: /s/: Matthew J. Angello
                        ----------------------------
                        Matthew J. Angello Chairman of the Retirement Committee

Item 1

                          Independent Auditors' Report

The Retirement Committee
Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. as of September 30, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, on December 6, 2000, Armstrong World Industries, Inc., the Plan's sponsor, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. as of September 30, 2002 and 2001 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

March 14, 2003
Philadelphia, Pennsylvania

Item 2

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                 Statements of Net Assets Available for Benefits
                           September 30, 2002 and 2001

                                                                                 September 30,
                                                                       ------------------------------------
                                                                           2002                   2001
                                                                       -------------          -------------
Assets:
   Investments in master trust:
     Cash equivalents:
        Fidelity Retirement Money Market Portfolio                     $   5,556,960          $   4,879,049
     Shares of registered investment companies:
        Fidelity Magellan Fund                                            51,003,508             66,064,766
        Fidelity Low-Priced Stock Fund                                     4,123,067              2,245,552
        Fidelity OTC Portfolio                                            11,362,627             11,979,688
        Fidelity Asset Manager Fund                                        5,215,695              6,103,802
        Fidelity Asset Manager: Income Fund                                2,045,481              2,175,824
        Fidelity Asset Manager: Growth Fund                                7,063,524              7,937,297
        Fidelity Overseas Fund                                               981,827              1,151,667
        MSIF Trust Value Portfolio                                         1,357,675              1,335,228
        MSIF Trust Mid Cap Value Portfolio                                 3,806,859              4,073,290
        Spartan US Equity Index Fund                                      32,293,863             42,225,508
        MSIF Global Value Equity Portfolio                                 1,531,596              1,607,319
     Fixed income investment contracts:
        Fidelity Interest Income Fund                                    129,426,624            122,306,844
     Armstrong Common Stock                                                1,315,270              2,824,550
     Participant loans                                                     3,340,927              3,245,942
                                                                       -------------          -------------
        Total investments in master trust                                260,425,503            280,156,326
   Investments in employee stock ownership funds:
     Cash equivalents                                                        115,529                118,445
     Allocated Armstrong Common Stock                                      3,556,219              7,772,629
     Unallocated Armstrong Common Stock                                    2,580,593              5,218,532
                                                                       -------------          -------------
        Total investments in employee stock ownership funds                6,252,341             13,109,606
     Interest and other receivables                                            1,441                    351
                                                                       -------------          -------------
            Total assets                                                 266,679,285            293,266,283
                                                                       -------------          -------------
Liabilities:
  Guaranteed ESOP notes                                                  142,158,150            142,158,150
  Interest and tax penalty                                                15,458,029             15,458,029
  Accrued interest                                                        47,360,229             23,428,090
                                                                       -------------          -------------
            Total liabilities                                            204,976,408            181,044,269
                                                                       -------------          -------------
    Net assets available for benefits                                  $  61,702,877          $ 112,222,014
                                                                       =============          =============

See accompanying notes to the financial statements.

Item 3

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended September 30, 2002 and 2001

                                                                        Year Ended September 30,
                                                                    --------------------------------
                                                                        2002               2001
                                                                    ------------       -------------
Additions to net assets attributed to:
   Employee contributions                                           $ 16,014,947       $  14,030,407
   Employer contributions, match                                       4,581,065           2,721,561
   Employer contributions, loan forgiveness                                   --          39,864,575
                                                                    ------------       -------------
                                                                      20,596,012          56,616,543

   Dividends                                                           1,671,532           7,014,324
   Interest on fixed income investments and cash equivalents           7,023,448           7,496,864
   Interest on loans                                                     234,551             269,887
   Transfers from other employee benefit plans                           617,509                  --
                                                                    ------------       -------------
                                                                       9,547,040          14,781,075
                                                                    ------------       -------------

      Total additions                                                 30,143,052          71,397,618
                                                                    ------------       -------------

Reduction in net assets attributed to:
   Benefits paid to participants                                      20,216,869          34,567,234
   Deemed distributions of participant loans                              20,087                  --
   Interest expense                                                   23,932,139          19,757,800
   Interest and tax penalty                                                   --          15,458,029
   Net depreciation in fair value of investments                      36,493,094         117,695,176
   Transfers to other employee benefit plans                                  --           9,440,618
                                                                    ------------       -------------
      Total reductions                                                80,662,189         196,918,857
                                                                    ------------       -------------

   Net decrease                                                      (50,519,137)       (125,521,239)

Net assets available for benefits:

   Beginning of year                                                 112,222,014         237,743,253
                                                                    ------------       -------------
   End of year                                                      $ 61,702,877       $ 112,222,014
                                                                    ============       =============

See accompanying notes to the financial statements.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                          Notes to Financial Statements

(1)  Plan Description

     The Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. ("the Plan") is a defined contribution plan established for the purpose of providing participants a means for long-term savings intended for the accumulation of retirement income. The Plan is comprised of two parts--Retirement Savings Plan and Employee Stock Ownership Plan
     (ESOP). Each part has its own set of participant accounts and investment funds. On December 6, 2000 Armstrong World Industries, Inc. ("Armstrong") filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. On December 6, 2000 Armstrong filed a motion with the bankruptcy court to allow Armstrong to continue making contributions to the Plan. The motion was approved by the bankruptcy court. Management does not anticipate that Armstrong's bankruptcy filing will have an adverse impact on the operations of the Plan. See Note 14 for further discussion of Chapter 11 events.

     (a)  Retirement Savings

          Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

          Each participant may have up to five accounts that make up the participant's total balance:

               Sheltered account - On February 19, 2002, the Plan was amended effective April 1, 2002 to allow participants to contribute from 1% to 40% of pretax compensation as deferred compensation, as permitted under Section 401(k) of the Internal Revenue Code. Prior to April 1, 2002, participants could contribute from 1% to 15% of pretax compensation. On June 25, 2002, the Plan was amended effective January 1, 2003 to allow participants who are age 50 or older to make "catch-up" contributions, subject to the annual limits on catch-up contributions specified in the Internal Revenue Code.

               Standard account - Participants may contribute from 1% to 10% of after-tax compensation.

               Rollover account - Participants may invest any untaxed amounts rolled over from another tax-qualified, employer-sponsored plan. On June 25, 2002, the Plan was amended to expand the permissible sources of rollover contributions beginning January 1, 2003 to include qualified annuity contracts, tax-deferred annuity plans, governmental deferred compensation plans, and individual retirement arrangements.

               Retirement savings match account - This account holds any cash match amount contributed by Armstrong beginning in December 2000. Armstrong contributed an amount equal to 50% of the exchange contributions made by each participant during the stock ownership allocation period ending December 13, 2000. Effective for pay periods ending on or after March 1, 2001, Armstrong contributes an amount equal to 50% of the first 6% of each participant's sheltered account contributions. This account also holds any amount contributed by Armstrong before cash matching contributions were discontinued in 1990 (formerly referred to as the Old Match account).

               Tax-deductible account (MIRA) - This account holds any contributions made to the Plan before January 1, 1987. No new contributions can be made to this account.

          Participants have an immediate 100% vested interest with respect to their contributions and are fully vested with regard to any Armstrong contributions in the retirement savings match account attributable to matching contributions made before December 1, 2000. Participants have a 100% vested interest in Armstrong amounts contributed to their retirement savings match account made on or after December 1, 2000 upon completion of five years of service. On June 25, 2002, the Plan was amended such that all participants actively employed on or after October 1, 2002 will become 100% vested in Armstrong amounts contributed to their retirement savings match account upon completion of three years of service.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     (b)  Stock Ownership

          The ESOP portion of the Plan has three accounts maintained for each member for contributions and allocations of shares of Armstrong common stock from the Unallocated Armstrong Common Stock Fund:

               Exchange account -Participants who elected to reduce their pretax compensation in amounts ranging from 1% to 6% had these contributions credited to an Exchange Account. Contributions to the Exchange Account were invested in Armstrong common stock. Effective December 1, 2000, all contributions and allocations to the Exchange Account ceased.

               Match account - The Plan matched a portion of the contributions made to the Exchange Account with additional shares of Armstrong common stock. The matching amounts were recorded in participants' Match Accounts. The match percentage, either 50% or 75%, was determined by the closing stock price on the last day of the allocation period. Effective December 1, 2000, all contributions and allocations to the Match Account ceased.

               Equity account - Eligible participants also received shares of Armstrong common stock in their Equity Account. The Equity Account was intended to provide a source of funds to replace certain retiree medical benefits which were phased out in conjunction with the adoption of the ESOP. Effective December 1, 2000, all allocations to the Equity Account ceased.

          Participants have an immediate 100% vested interest in the full value of their Exchange Account. Interest in the Equity and Match Accounts vests after five years of service. On June 25, 2002, the Plan was amended such that all participants actively employed on or after October 1, 2002 will become 100% vested in their Equity and Match Accounts upon completion of three years of service.

          Amounts forfeited by participants are first used to reduce future Armstrong contributions, and then to pay administrative expenses under the Plan.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis.

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

     (b)  Investments in Master Trust

          The money market portfolio is stated at cost, which approximates fair value. The interest income fund is partially comprised of guaranteed interest rate contracts within the Master Trust which are fully benefit responsive; and therefore are reflected at contract value plus credited interest in the financial statements (which approximates fair value). The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

          Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date. Interest income on participant loans is recorded when paid.

          Deemed distributions occur when active participants default on their loans. Their loans are in default due to failure to make the required repayments or their loans mature and have not been repaid in full.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

          Employee Stock Ownership Funds

          Investments in the Employee Stock Ownership Funds represent shares of Armstrong Holdings, Inc. common stock valued at quoted market price. Cash equivalents are stated at cost, which approximates fair value.

     (c)  Expenses

          All legal, accounting and administrative expenses associated with Plan operations are paid by Armstrong.

(3)  Investments in Master Trust

     (a)  Retirement Savings Funds

          Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into fourteen investment options.

          The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

               1. Spartan US Equity Index Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks.

               2. Fidelity Magellan Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers.

               3. Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor.

               4. Fidelity Retirement Money Market Portfolio - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper.

               5. Fidelity Interest Income Fund - Prior to May 15, 2001, contributions to this fund were invested in the general accounts of insurance companies and were credited at contracted interest rates. Invested principal and accumulated interest amounts were guaranteed against loss by the insurance company. Crediting interest rates were reset periodically during the plan year. At September 30, 2002, the interest rates ranged between 3.25% and 6.82%. At September 30, 2001, the interest rates ranged between 4.22% and 10.62%. The average yields at September 30, 2002 and September 30, 2001, were 4.98% and 7.31%, respectively. Beginning May 15, 2001, contributions to this fund are invested in the Fidelity Managed Income Portfolio II (MIPII) fund. Fidelity is transferring all existing participant monies in the Interest Income Fund to the MIPII fund as contracts mature or are liquidated. This action was completed on January 2, 2003, and the name of the fund changed to Fidelity MIPII. MIPII is a commingled pool of the Fidelity Group Trust for 401(k) plans which is comprised of high-quality fixed income investment contracts.

               6. MSIF Global Value Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world. It seeks to increase the value of the investment over the long term through growth of capital.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

               7. Armstrong Common Stock - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. Common stock shares held by the fund at September 30, 2002 and 2001 were 974,274 and 1,034,634, respectively. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. As of December 19, 2000, the Plan was amended to eliminate this investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

               8. Fidelity Overseas Fund - This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments.

               9. Fidelity OTC Portfolio - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments.

               10. Fidelity Asset Manager Fund - This is an asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term.

               11. Fidelity Asset Manager: Income Fund - This is an asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has an investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation.

               12. Fidelity Asset Manager: Growth Fund - This is an asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term.

               13. MSIF Trust Mid Cap Value Portfolio - This fund invests in undervalued common stocks of mid-sized companies with a strong potential for increase in share price. It seeks to provide above-average long-term returns.

               14. MSIF Trust Value Portfolio - This fund seeks to provide above average long-term returns by investing mostly in common stocks of large companies that are considered undervalued.

          Participant loans represent the unpaid principal balances of loans to Plan participants in accordance with established loan provision guidelines. At September 30, 2002, the interest rates ranged between 4.75% and 11.96%. At September 30, 2001, the interest rates ranged between 6.50% and 11.96%.

          On June 25, 2002, the Plan was amended to add the Fidelity Equity Income Fund, the Fidelity Intermediate Bond Fund, and the Fidelity Freedom Funds as investment options effective January 1, 2003. In addition, the Asset Manager Funds will no longer be offered with respect to contributions made or transfers requested on or after January 1, 2003. Any election on January 1, 2003 to invest in one of the Asset Manager Funds and any balances in the Asset Manager Funds as of December 31, 2003 will be transferred to a corresponding Fidelity Freedom Fund.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     The following table presents the estimated fair values of the investments in securities of the Master Trust at September 30, 2002 and 2001:

                  Investment                           September 30, 2002      September 30, 2001
                  ----------                           ------------------      ------------------
     Spartan US Equity Index Fund                            $ 32,293,863            $ 42,225,508
     Fidelity Magellan Fund                                    51,003,508              66,064,766
     Fidelity Low-Priced Stock Fund                             4,123,067               2,245,552
     Fidelity Retirement Money Market Portfolio                 5,556,960               4,879,049
     Fidelity Interest Income Fund                            129,426,624             122,306,844
     MSIF Global Value Equity Portfolio                         1,531,596               1,607,319
     Armstrong Common Stock                                     1,315,270               2,824,550
     Fidelity Overseas Fund                                       981,827               1,151,667
     Fidelity OTC Portfolio                                    11,362,627              11,979,688
     Fidelity Asset Manager Fund                                5,215,695               6,103,802
     Fidelity Asset Manager: Income Fund                        2,045,481               2,175,824
     Fidelity Asset Manager: Growth Fund                        7,063,524               7,937,297
     MSIF Trust Mid Cap Value Portfolio                         3,806,859               4,073,290
     MSIF Trust Value Portfolio                                 1,357,675               1,335,228
     Participant loans                                          3,340,927               3,245,942
                                                       ------------------      ------------------
                                                             $260,425,503            $280,156,326
                                                       ==================      ==================

     The amounts of net depreciation in fair value of investments in securities of the Master Trust for the years ended September 30, 2002 and 2001 are presented below:

                  Investment                               2002            2001
                  ----------                           ------------    ------------
     Spartan US Equity Index Fund                      $ (8,995,610)   $(17,003,115)
     Fidelity Magellan Fund                             (14,033,234)    (28,922,350)
     Fidelity Low-Priced Stock Fund                        (314,962)        (15,880)
     MSIF Global Value Equity Portfolio                    (324,665)       (260,792)
     Armstrong Common Stock                              (1,459,578)     (3,144,599)
     Fidelity Overseas Fund                                (172,507)       (783,316)
     Fidelity OTC Portfolio                              (1,180,609)    (17,301,740)
     Fidelity Asset Manager Fund                           (692,306)     (1,768,364)
     Fidelity Asset Manager: Income Fund                    (92,950)       (216,195)
     Fidelity Asset Manager: Growth Fund                 (1,431,149)     (3,688,821)
     MSIF Trust Mid Cap Value Portfolio                  (1,040,335)     (1,628,833)
     MSIF Trust Value Portfolio                            (448,749)        (31,029)
                                                       ------------    ------------
                                                       $(30,186,654)   $(74,765,034)
                                                       ============    ============

(b)  Stock Ownership Funds

     According to the terms of the trust agreement between Mellon Bank, N.A. through January 31, 2000 and JPMorgan Chase Bank, formerly Chase Manhattan Bank, ("the Trustee"), beginning February 1, 2000, and Armstrong World Industries, Inc., the Trustee manages a trust fund that has been created under the Plan and has been granted authority to purchase and sell Armstrong common stock as is necessary to administer the Plan in accordance with its terms.

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

          At September 30, 2002, the investment in Armstrong common stock represents 4,545,786 shares, valued at a quoted market price of $1.35. There are 2,634,236 shares held in the Allocated Armstrong Stock Fund and 1,911,550 shares held in the Unallocated Armstrong Stock Fund. The net depreciation in fair value of these investments for 2002 was $6,306,440. At September 30, 2001, the investment in Armstrong common stock represented 4,758,667 shares, valued at a quoted market price of $2.73. There were 2,847,117 shares held in the Allocated Armstrong Stock Fund and 1,911,550 shares held in the Unallocated Armstrong Stock Fund. The net depreciation in fair value of these investments for 2001 was $42,930,142.

 (4) Armstrong Contributions

     Armstrong was obligated to make semi-annual contributions in cash or, through November 30, 2000, Armstrong stock to the Stock Ownership Funds, on June 15 and December 15 of each year, which when aggregated with all exchange contributions, dividends received by the Trustee on the common stock held by the Trust, and trust earnings, was at least equal to the amount necessary to enable the Trustee to pay currently maturing obligations under the Guaranteed ESOP notes (Note 6). The December 15, 2000 match was made in cash instead of in Armstrong stock. Beginning in March 2001, Armstrong matches in cash, 50% of the first 6% of each employee's before-tax contribution into the Sheltered Account. In 2001 Armstrong also made a non-cash contribution of $39,864,575 by forgiving loans which were due from the ESOP to Armstrong. See Note 6 for further discussion.

(5)  Employee ESOP Contributions and Dividends

     Employee ESOP contributions made during the year and dividends paid on Allocated Armstrong Stock were initially deposited into the Fidelity Retirement Money Market Portfolio until the next semi-annual allocation date, at which time they were contributed to the ESOP. During the time in the Fidelity Retirement Money Market Portfolio, these funds earned interest. At September 30, 2002 and 2001, there were no amounts in the Fidelity Retirement Money Market Portfolio to be contributed to the ESOP.

(6)  Guaranteed ESOP Notes and Loans Due Plan Sponsor

     The shares of Armstrong common stock held in the Plan's Stock Ownership Accounts were purchased from Armstrong from the proceeds of the sale of Guaranteed ESOP notes in a total principal amount of $270,000,000 in 1989. Armstrong guaranteed the payment of principal and interest on the notes. The notes were scheduled to be repaid in semi-annual installments with interest per annum at 8.35% on the Series A Guaranteed Serial ESOP Notes due 1989-2001 and 8.92% on the Series B Guaranteed Serial ESOP notes due 2001-2004. At September 30, 2000, the principal amounts of the Guaranteed ESOP notes for Series A and Series B were $22,115,150 and $120,043,000, respectively. On November 22, 2000, Armstrong failed to repay $50,000,000 in commercial paper that was due. As a result, the Plan's remaining principal balance of $142,158,150 and unpaid interest became immediately payable along with a $15,458,029 interest and tax penalty. As discussed in
     Note 1, Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on December 6, 2000. On December 15, 2000, the Plan failed to make the scheduled principal and interest payment and, in light of Armstrong's Chapter 11 filing, Armstrong was not permitted to comply with its guarantee to pay such amounts. Subsequent to December 15, 2000, no debt service payments have been made and interest on unpaid principal, interest, and penalty accrues at contractual gross-up interest rates, 10.61% for the Series A notes and 11.32% for the Series B notes, plus 2% as stipulated in the ESOP notes. After Armstrong's Chapter 11 filing, such interest amounts are not recorded on Armstrong's financial statements. None of the Plan's assets have been pledged as collateral for the Guaranteed ESOP notes.

     Refinancing loans from Armstrong were used to ensure that the number of shares allocated during a semi-annual allocation period was equal to the sum of participants' exchange, equity and match shares. At September 30, 2000, there were 11 loans outstanding totaling $39,864,575. In July 2001, Armstrong forgave these outstanding loans, resulting in a non-cash employer contribution to the Plan of $39,864,575.

     The sources of cash used to repay the Plan's debt were employee contributions, employer contributions, and dividends on unallocated shares. Currently, there are no employee or employer contributions being made to the ESOP portion of the Plan. In addition, Armstrong has not declared any dividends since July 2000.

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

(7)  Benefits

     (a)  Retirement Savings Accounts

          Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, in such other manner as requested by the participant and approved by the Plan Administrator.

          In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pretax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employee shall be ineligible to make contributions for a 12-month period. On June 25, 2002, the Plan was amended with respect to hardship withdrawals made after December 31, 2002 to reduce the contribution suspension period to a 6-month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

          Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his balance or $50,000. The money borrowed must come from the Sheltered, Rollover, Standard, or Retirement Savings Match Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

     (b)  Stock Ownership Accounts

          Upon death or any other separation from service from Armstrong, participants or their beneficiaries are entitled to receive a distribution of their vested account balances. Distributions are in the form of a lump sum cash payment or, upon request, Armstrong common stock.

(8)  Obligation for Benefits

     All the funds of the Plan are held by investing institutions appointed by Armstrong under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan. Except as may be provided in an investment contract, neither Armstrong nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit thereunder. Although Armstrong has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

(9)  Eligibility

     All employees of Armstrong or any participating affiliated company are eligible to participate in the Plan except for foreign nationals, leased employees, and those employees in a collective bargaining unit unless the collective bargaining agent for that unit agrees to coverage under the Plan. Eligible participants who leave Armstrong and are later reemployed can resume participation in the Plan on the date of rehire.

(10) Diversification

     Effective January 1, 1997, Plan participants who meet certain age and service requirements were granted the ability to diversify specified portions of their ESOP account balances in any combination of the other investment funds available for Retirement Savings Account balances, except for the Fidelity Retirement Money Market Portfolio. As of December 19, 2000, the Plan was further amended to allow all participants, regardless of age and vested status, to fully diversify their ESOP accounts. Certain participants are precluded from diversifying because of Armstrong's ongoing Chapter 11 proceedings.

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

(11) Litigation

     About 370 former Armstrong employees that were separated in two business divestitures in 2000 have brought two purported class actions against the Retirement Committee of Armstrong, certain current and former members of the Retirement Committee, the Plan, Armstrong Holdings, Inc. and the trustee bank of the Plan. The cases are pending in the United States District Court (Eastern District of PA). Similar proofs of claim have been filed against Armstrong in the Chapter 11 Case. Plaintiffs allege breach of Employee Retirement Income Security Act (ERISA) fiduciary duties and other violations of ERISA pertaining to losses in their Plan accounts, which were invested in Armstrong common stock. While Armstrong believes there are substantive defenses to the allegations and while denying liability, Armstrong has reached an agreement to settle this matter for $1.0 million, which will be allocated among the approximate 370 former employees and treated as convenience claims in the Chapter 11 Case. The settlement requires approval of the Bankruptcy Court.

     Subsequent to an audit by the United States Department of Labor ("DOL"), Armstrong has been informed that the DOL is challenging the validity of the use of certain contributions to fund debt payments made by the ESOP, as provided for by the Plan. Armstrong is cooperating with the DOL to address its questions and concerns about those transactions. Armstrong believes that it fully complied with all applicable laws and regulations governing the plan.

(12) Federal Income Taxes

     The Internal Revenue Service issued its latest determination letter on April 21, 1998, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Company filed for a new determination letter with the Internal Revenue Service on August 28, 2002, but has not yet received a response. In the opinion of the Plan administrator and the Plan's qualified tax adviser, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

(13) Master Trust Agreement

     Effective October 1, 1990, the Plan established a Master Trust Agreement with Fidelity Management Trust Company. Under the Master Trust Agreement, the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc., the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc., the Armstrong Wood Products Salaried Employees' Profit Sharing Plan, the Armstrong Wood Products Non-union Hourly 401(k) Plan, the Robbins Hardwood Flooring Inc. Employees' Retirement Savings Plan, the Hartco Flooring Co. Bargaining Employees Retirement Savings Plan, and the Hartco Flooring Co. Retirement Savings Plan. Separate accounting for each plan under the Master Trust Agreement is provided by Fidelity Management Trust Company. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2002 and 2001:

                                                     September 30, 2002              September 30, 2001
                                                    Cost         Fair Value         Cost        Fair Value
                                                 ------------   ------------    ------------   ------------
     Cash equivalents                            $ 16,510,231   $ 16,510,231    $ 14,645,669   $ 14,645,669
     Armstrong Common Stock                        25,269,658      2,905,155      26,915,537      6,368,209
     Registered investment companies              204,702,712    164,805,422     202,308,085    199,406,910
     Fixed income investment contracts            176,543,179    176,543,179     167,338,355    167,338,355
     Participant loans                              6,163,258      6,163,258       5,692,396      5,692,396
                                                 ------------   ------------    ------------   ------------
        Total investments in Master Trust        $429,189,038   $366,927,245    $416,900,042   $393,451,539
                                                 ============   ============    ============   ============

     Plan's interest in Master Trust             $298,508,049   $260,425,503    $289,006,422   $280,156,326
     Plan's percentage in Master  Trust                  69.6%          71.0%           69.3%          71.2%

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     During 2002 and 2001, the Master Trust's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

                                                                         2002             2001
                                                                    -------------     -------------
     Net (depreciation) in Master Trust                             ($41,014,128)     ($98,225,088)
     Allocated net (depreciation) in Master Trust                    (30,186,654)      (74,765,034)

     During 2002 and 2001, interest and dividends in the Master Trust were as follows:

                                                                       2002              2001
                                                                    -----------       -----------
     Interest and dividends in Master Trust                         $12,841,359       $21,020,196
     Allocated interest and dividends from
        investment in Master Trust                                    8,927,296        16,079,551

     All of the above information was certified as complete and accurate by the trustee at September 30, 2002 and 2001 and for the years then ended.

(14) Chapter 11 Reorganization of Armstrong

     Plan of Reorganization

     On November 4, 2002, Armstrong filed a Plan of Reorganization with the United States Bankruptcy Court for the District of Delaware ("the Court") and on March 14, 2003, Armstrong filed its First Amended Plan of Reorganization and selected exhibits (as so amended, it is referred to in this report as the "POR"). Implementation of the POR and the treatment of claims and interests as provided therein is subject to confirmation of the POR in accordance with the provisions of the Bankruptcy Code. Therefore, the timing and terms of resolution of the Chapter 11 Case remain uncertain.

     Disclosure Statement

     On December 20, 2002, a proposed disclosure statement with respect to the POR was filed with the Court. On December 26, 2002, Armstrong filed projected financial information with the Court as Exhibit C to the disclosure statement. On March 14, 2003, Armstrong filed an amended Disclosure Statement with the Court (as so amended, it is referred to in this report as the "Disclosure Statement"). The discussions of the POR and Disclosure Statement in this report are qualified by reference to the full text of those documents as filed with the Court and filed for reference purposes with the Securities and Exchange Commission. The POR and Disclosure Statement are available at www.armstrongplan.com, where additional information will be posted as it becomes available.

     Consideration to be Distributed under the POR (unaudited)

     Under the POR, the existing equity interests in Armstrong will be cancelled. The POR provides for the potential distribution, with respect to existing equity, of warrants to purchase shares of reorganized Armstrong (the "Warrants"). The terms of the Warrants would all be measured from the effective date of the POR. The Warrants would constitute 5% of the common stock of reorganized Armstrong on a fully diluted basis, would have a 7-year exercisable term, and would contain an exercise price equal to 125% of the per share equity value of reorganized Armstrong. The Warrants are estimated to have a value on the effective date of the POR of approximately $40 million to $50 million. Armstrong's shareholders will have no actual vote on the POR. If the POR is implemented, the only value that will be retained by Armstrong shareholders is the potential to receive their ratable share of the Warrants if Armstrong's Plan of Liquidation (see discussion below) is approved. If the shareholders and Board of Directors of Armstrong do not approve Armstrong's Plan of Liquidation, Armstrong will not receive any Warrants to distribute to its shareholders.

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

    Armstrong Holdings, Inc's Plan of Liquidation

    In connection with the consummation of the POR, the existing equity interests in Armstrong will be cancelled, and the common stock of reorganized Armstrong will be held principally by Armstrong's unsecured creditors and the Asbestos Personal Injury Trust. The POR contemplates that Armstrong Holdings, Inc. ("AHI") will propose to its shareholders that it adopt a plan for winding up and dissolving itself. The POR provides that, in order for AHI to receive the Warrants, the shareholders and Board of Directors of AHI must approve AHI's Plan of Liquidation within one year after the occurrence of the effective date under the POR. If such approval is not obtained, the holder of Armstrong's existing equity interest will not receive the Warrants. The POR provides that reorganized Armstrong will pay any costs and expenses incurred in connection with AHI's Plan of Liquidation. More information regarding the contemplated dissolution and winding up of AHI will be made available to AHI shareholders in the future.

(15) Subsequent Events

    As a result of filing the POR on November 4, 2002, the New York Stock Exchange stopped trading on the Exchange of the common stock of Armstrong (traded under the ticker symbol "ACK"). Armstrong's common stock has resumed trading in the over-the-counter (OTC) Bulletin Board under the ticker symbol "ACKHQ."

    Effective November 22, 2002, Armstrong officers are restricted from receiving loans through the Plan.

    Effective December 20, 2002, the Armstrong Wood Products Salaried Employees' Profit Sharing Plan was merged into the Plan. Portions of the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan were also merged into the Plan.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                               September 30, 2002

Description of Investment                           Cost             Fair Value
-------------------------                         -----------      ------------

Unallocated Armstrong Common Stock                $91,276,513        $2,580,593

Allocated Armstrong Common Stock                  112,530,569         3,556,219

Investments in Master Trust                       298,508,049       260,425,503